UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001 - 36231

SCORPIO BULKERS INC.

(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim consolidated financial statements, and the accompanying notes thereto, for the three month period ended March 31, 2016 of Scorpio Bulkers Inc. (the “Company”).

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-201354) filed with the Securities and Exchange Commission on January 2, 2015.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

In addition to important factors and matters discussed elsewhere in this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	our future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	the strength of world economies;

•	stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in the supply of drybulk vessels, including when caused by newbuilding vessel orders and older vessel scrapping levels;

•	general drybulk shipping market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in demand in the drybulk shipping industry, including the market for our vessels;

•	changes in the value of our existing vessels and proposed newbuildings, which may impact the amount of available borrowings under our secured credit facilities;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to successfully employ our existing and newbuilding drybulk vessels;

•	our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	risks associated with vessel construction;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving members of our board and senior management;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	vessel breakdowns and instances of off-hire;

•	statements about drybulk shipping market trends, charter rates and factors affecting supply and demand; and

•	other factors detailed in this Report on Form 6-K and from time to time in our periodic reports.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

Please see the section entitled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 1, 2016 for a more complete discussion of these and other risks and uncertainties. These factors are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC. (registrant)

Dated: June 14, 2016	By:	/s/ Hugh Baker
	Name:	Hugh Baker
	Title:	Chief Financial Officer